Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

The following blog post was made available by Momentus Inc. on its website, Twitter and LinkedIn on August 2, 2021:

It's week one for me as Chief Executive Officer at Momentus. I'm excited to be taking the helm at this innovative, young space company that aspires to enable the new space economy to grow and flourish. After a long career in government service, most recently as Under Secretary of Defense for Policy at the U.S. Defense Department, and working at large aerospace companies Lockheed Martin and Raytheon, I was inspired to join this team because it's an undeniably exciting time in the space industry. The value that Momentus can contribute has me optimistic about the future and the potential that can be unlocked through a thriving space economy.

A railroad for the space age

Momentus has a compelling vision to create the backbone infrastructure services to help people, industries, and companies use space in new ways. Like the early railroads connected people and ideas and enabled movement and growth, infrastructure in space can do the same.

There are three infrastructure services that we think will be commonplace demands of the future: 1) in-space transportation to carry customers' satellites to precise custom orbits; 2) hosted payloads to provide customers' satellites with continual power, orbit keeping, orientation and communication services or Satellite as a Service; and 3) in-orbit services like refueling, repositioning, repairing, and de-orbiting satellites.

When these services are available, space-faring customers can invest more time in their payloads and technologies and rely on the logistics that we aim to provide.

Technology is the foundation

Central to delivering on this vision is our technology.

The first service vehicle we're developing is Vigoride and it will provide in-space transportation services mainly in Low-Earth Orbit. We've already built two Vigoride vehicles, which have completed flight qualification where the satellite is tested under the conditions it will experience during launch and while in space.

The first Vigoride vehicle we built was ready to fly with customer payloads onboard earlier this year. It was integrated onto a SpaceX Falcon 9 rocket in January 2021– just days away from its first flight. Due to government concerns about our foreign ownership at the time, we had to remove the vehicle and stand down on our mission. We've made significant progress in resolving those concerns, as signaled by the National Security Agreement we signed in June that we are implementing with diligence.

Core to our service vehicles is our Microwave Electrothermal Thruster (MET) water plasma propulsion system. MET technology has a history dating back to the 1980s with initial academic research at Penn State University. We decided to focus on this technology because when it's matured, we believe it will be low-cost, efficient, safe, reusable and scalable – and it will have performance characteristics that make it very well suited for in-space transportation.

We are currently undertaking an extensive ground test of our latest-generation MET thruster with the objective to validate the thruster's performance. We recently completed 350 test cycles and the results are consistent with the Company's expectations for engine performance and the resilience of the engine design for the time tested. The latest 750W thruster now in ground-testing is approximately 25 times more powerful than the original thruster design.

In addition to these significant developments, we have invested tens of millions of dollars in R&D in just the last 1.5 years. With that, we've started developing the high power (6kW) S-Band and L-Band thrusters that will propel our next transportation vehicle, Ardoride. We are also developing the microwave source that drives the MET and the propellant storage and feed systems. And there are more development and qualification activities underway that we will have more to say about in the future.

Looking ahead

As I look ahead, I'm excited to lead this team as we take our technology and translate it into meaningful outcomes for our customers.

Our goal is to fly our first Vigoride mission in 2022, pending receipt of appropriate government licenses and securing a slot on our launch provider's manifest. With this commercial flight and subsequent missions, we plan to demo our technology in space, learn from it and further refine our technologies to crystallize our service offerings.

We've also got our eye on the ongoing Stable Road stockholder vote, which will be held on August 11. This is the last step toward completing our planned merger with Stable Road Acquisition Corporation (SRAC), which would result in Momentus becoming a public company. SRAC stockholders (as of July 7) will vote on whether to complete the merger, and I urge SRAC stockholders to vote for the merger and related proposals so that we can execute on our vision.

Industry forecasts indicate that the space economy is expected to outgrow the overall economy in the future. Launch prices are declining and space access is opening. While space is becoming a more practical destination, we have only scratched the surface of how it can be used. From railroads that first connected people from coast to coast to the zero-g services that will boost a new space economy, infrastructure is the foundation of the future and I look forward to leading the Momentus team in making our vision a reality.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement between Stable Road and Momentus (the “Proposed Transaction”), Stable Road filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction.  The Registration Statement was declared effective by the SEC on July 22, 2021 and the definitive proxy statement/consent solicitation statement/prospectus has been filed with the SEC and mailed to Stable Road’s stockholders as of the record date for the special meeting of stockholders to vote on the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stable Road’s stockholders may also obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON JUNE 10, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING ARE SET FORTH IN THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the Registration Statement that Stable Road has filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CONTACTS

Investors: Darryl Genovesi at investors@momentus.space

Media: Jessica Pieczonka at press@momentus.space

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